IM Cannabis Reports Record Q1 2021 Results

  Q1 2021 revenues of $8.8 million, an 80% sequential increase from Q4 2020 with
  Gross margin of 53%
  Strong sequential growth expected to continue with focus on further expanding premium product portfolio in Israel, contracted shipments into German market and inclusion of full quarter of Canadian sales following successful integration of Trichome

Toronto, Canada, Glil Yam, Israel, May 17 , 2021 - IM Cannabis Corp. ("IMC" or the "Company") (CSE: IMCC, NASDAQ: IMCC), a multi-country operator ("MCO") in the medical and adult-use recreational cannabis sector with operations in Israel, Germany and Canada, is pleased to announce its unaudited financial results for the first quarter ended March 31, 2021. All figures are expressed in Canadian dollars unless otherwise indicated.

Q1 2021 Select Financial Summary

	For the three months ended March 31,
(in thousands)	2021	2020
Revenues	$ 8,767	$ 1,340
Gross profit[1]	$ 4,627	$ 631
Gross margin (%)[2],3	53%	47%
Adjusted EBITDA[3]	$ (969)*	$ (1,707)

*Acquisition costs, in the amount of $1,768,000 for the three months ended March 31, 2021 have not been adjusted in the table above. Had these acquisition costs been adjusted, the Company's Adjusted EBITDA for the three months ended March 31, 2021 would have been $799,000.

Management Commentary

Oren Shuster, Chief Executive Officer of IMC, said, "We continue to solidify our position as a leading international operator, as we grew our sales in Israel, Germany and Canada in the first quarter of 2021 to drive significant sequential and year-over-year revenue growth at a rate of 80% (Q1/21 vs Q4/20) and 554% (Q1/21 vs Q1/20) respectively. In Israel, our growth was driven by an increase in patient numbers and the introduction of additional premium and super-premium products to our product portfolio. In Germany, we increased our sales as we were able to resume product shipments following some easing of COVID-19 rules and successfully executed several sales agreements with distribution partners.  Our growth in Canada was most notable this quarter as we completed our strategic acquisition of Trichome Financial Corp. ("Trichome") on March 18, 2021, securing our foothold in Canada's cannabis market and strategically positioning IMC as a true global leader in the cannabis recreational and medical markets with enhanced capabilities and scale to meet increasing consumer demand."

_________________________
1 Before fair value impacts in cost of sales

2 Before fair value impacts in cost of sales

3 For an explanation of this metric, please refer to the section of this press release titled "Non-IFRS Financial Metrics"

Mr. Shuster concluded, "As we integrate Trichome's premium indoor cannabis into our extensive product portfolio, we can effectively ramp up sales in Israel and Germany while taking advantage of Trichome's position in the Canadian recreational market. In addition to our ability to expand our supply from Trichome, we will have an even greater opportunity to build our portfolio of premium brand offerings with the anticipated completion of the acquisition of MYM Nutraceuticals and its licensed producer subsidiary, Highland Grow.  We have achieved many key growth initiatives this past quarter that demonstrate our ability to build a global growth platform and significantly increase our revenues. With this quarter's effective operational results of $800 thousand in adjusted EBITDA, we are on the trajectory to a  profitable 2021."

Q2 2021 Outlook

As announced on April 23, 2021, IMC expects preliminary unaudited Q2 revenues of between $17 million to $19 million. Results for Q2 2021 are expected to be driven by contracted shipments to the German market, following some easing of COVID restrictions, and the inclusion of a full quarter of operations from Trichome.

Q1 Business Highlights

Highlights during the three months ended March 31, 2021:

  The Company's Common Shares commenced trading on the NASDAQ Capital Market ("NASDAQ") under the ticker symbol "IMCC" on March 1, 2021, making the Company the first Israeli medical cannabis operator to list its shares on NASDAQ;
  IMC closed its acquisition of Trichome on March 18, 2021, resulting in IMC entering the Canadian recreational cannabis market and becoming a global leader in the adult-use recreational and medical cannabis sectors;
  Focus Medical Herbs Ltd. ("Focus Medical") signed a supply agreement with GTEC Holdings Ltd. ("GTEC"), a Canadian licensed producer of handcrafted and high-quality cannabis, for the importation of GTEC's high-THC medical cannabis flower into Israel to be sold under the IMC brand;
  Adjupharm GmbH ("Adjupharm"), IMC's German subsidiary and EU GMP-certified medical cannabis distributor, signed a supply agreement with MediPharm Labs Australia Pty Ltd., a subsidiary of MediPharm Labs Corp. ("MediPharm Labs"), a global leader in specialized, research-driven, pharmaceutical-quality cannabis extraction, distillation, and derivative products. The supply agreement is expected to enable Adjupharm to launch a new category of IMC-branded extracts in Germany in the second half of 2021, including a range of specially-formulated high THC, balanced THC and CBD cannabis oil products
  Adjupharm also signed a supply agreement with a Canadian supplier to provide Adjupharm with EU GMP-certified medical cannabis inflorescences.
  The Company appointed Brian Schinderle and Haleli Barath as independent members of its board of directors (the "Board").

Subsequent to March 31, 2021:

  May 10/21 - IMC announced closing of US$35 Million Equity Financing
  April 30/21 - The Company signed a definitive agreement pursuant to which IMC will acquire Panaxia's trading house and in-house pharmacy activities, creating a vertically integrated global platform for the IMC brand;
  April 1/21 - IMC entered into a definitive agreement to acquire MYM and its licensed producer subsidiary Highland Grow Inc. Completion of the MYM Transaction is subject to shareholder, court and regulatory approvals, which are currently expected to be received in early July, 2021.

Overview of results for the three months ended March 31, 2021:

Revenues for the quarters ended March 31, 2021 and 2020 were approximately $8.8 million and $1.3 million, respectively, representing an approximate increase of $7.5 million or 554% and a sequential increase of approximately 80% from Q4 2020. Total medical cannabis product sold for the quarter ended March 31, 2021 was 1,185kg at an average selling price of $4.94 per gram compared to 198kg of medical cannabis product sold at an average selling price of $5.11 per gram for the quarter ended March 31, 2020. The increase in revenues for the three months ended March 31, 2021 compared with the same quarter in the prior year was attributable to deliveries made under Focus Medical's sales agreements to pharmacies as well as to revenues from Adjupharm and commencing consolidation of Trichome activities as of March 18, 2021.

General and administrative expenses for the three months ended March 31, 2021 and 2020 were $4.9 million and $1.9 million, respectively. The increase is mainly attributable to the growing corporate activities in Israel, Germany and Canada, professional services derived from legal fees and other consulting services, among other, in relation to the NASDAQ listing and M&A processes in the amount of $2,654,000 (including share based expenses to financial advisors of approximately $990), salaries to employees in the amount of $1,186,000, and insurance costs in the amount of $352,000.

Adjusted EBITDA4 for the quarters ended March 31, 2021 and 2020 was, approximately, $969 thousand  loss and $1.7 million loss, respectively, after the adjustment of IFRS biological assets fair value adjustments, share-based payments and costs related to the NASDAQ listing. Adjusted EBITDA for the quarter ended March 31, 2021 increased as the Group started deliveries in Israel under its sales agreements to pharmacies and distribution partners, as applicable, along with increased profitable activity in the German operation. Had acquisition costs, in the amount of $1,768 thousand for the three months ended March 31, 2021 been adjusted, the Company's Adjusted EBITDA for the three months ended March 31, 2021 would have been $799 thousand.

Net income for the quarter ended March 31, 2021 was $4.7 million, compared with $0.2 million in the quarter ended March 31, 2020, derived mainly from factors impacting operations and $7.1 million from revaluation of warrants through profit or loss.

Income per Common Share for the three months ended March 31, 2021 was $0.11 (basic) and $(0.06) (diluted), compared with basic and diluted loss per common share of $0.01 for the three months ended March 31, 2020.

As of March 31, 2021, the Company had a cash balance of $1.3 million and no debt, compared with $8.9 million in cash as of December 31, 2020. Subsequent to the quarter end, on May 10, the Company announced the closing of its marketed offering (the "Offering") of 6,086,956 common shares of the Company (each an "Offered Share") at a price of US$5.75 per Offered Share for aggregate gross proceeds of approximately US$35,000,000. The Company also issued 3,043,478 common share purchase warrants (each a "Warrant") to purchasers of Offered Shares, for no additional consideration, that entitle the holders to purchase common shares of the Company at an exercise price of US$7.20 for a term of 5 years.

The complete unaudited consolidated financial statements of the Company and related management's discussion and analysis for the financial quarters ended March 31, 2021 and 2020, will be available under the Company's SEDAR profile at www.sedar.com and on the Company's EDGAR profile at www.sec.gov.

About IM Cannabis Corp.

IMC is an MCO in the medical and adult-use recreational cannabis sector, headquartered in Israel and with operations In Israel, Germany and Canada. Over the past decade, the Company believes that the IMC brand has become synonymous with quality and consistency in the Israeli medical cannabis market. The Company has also expanded its business to offer intellectual property-related services to the medical cannabis industry.

_________________________
4 For an explanation of this metric, please refer to the section of this press release titled "Non-IFRS Financial Metrics"

In Europe, IMC operates through Adjupharm GmbH ("Adjupharm"), a German-based subsidiary and EU GMP-certified medical cannabis processor and distributor. IMC's European presence is augmented by strategic alliances with various pan-European EU-GMP cultivators and distributors to capitalize on the increased demand for medical cannabis products in Europe and bring the IMC brand and its product portfolio to European patients.

In Canada, IMC operates through Trichome JWC Acquisition Corp. ("JWC"). JWC is a licensed producer located in Kitchener, Ontario, selling cannabis flower, pre-rolls, hash and kief in the Canadian recreational cannabis market under the JWC and Wagners brands. JWC operates with high standards for providing clean, consistent, aeroponically-grown premium cannabis products to medical patients and the adult-use market throughout Canada and the world. On March 31, 2021, IMC entered into a definitive agreement to acquire MYM Nutraceuticals Inc. ("MYM") and its licensed producer subsidiary, Highland Grow Inc. This transaction, if completed, will reinforce IMC's goal of being a leading global premium cannabis producer and purveyor.

About Focus Medical Herbs Ltd.

Focus Medical is one of eight original licensed producers of medical cannabis in Israel and has over 10 years of experience growing high quality medical cannabis in the Israeli market. Focus Medical is an "investee" of the Company under IFRS (as defined below) due to the Company's "de facto control" over Focus Medical despite not having any direct or indirect ownership of it. Focus Medical has an exclusive commercial agreement with IMC to distribute its production under the IMC brand. In addition to its own capacity, Focus Medical has supply agreements with six other cultivators for additional supply using its proprietary genetics and for sale under the IMC brand.

Disclaimer for Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws (collectively, "forward-looking information"). Forward-looking information are often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. Forward-looking information in this press release includes, without limitation, statements relating to the Company's expectations regarding its continuing growth and the Company's business and strategic plans.

Developing forward-looking information involves reliance on several assumptions and considerations of certain risks and uncertainties, some of which are specific to IMC and others that apply to the industry generally.

The risk factors and uncertainties that could cause actual results to differ materially from the anticipated results or expectations expressed in this press release, include, without limitation: the ability of IMC to complete its acquisition of MYM; the Company's inability to capture the benefits associated with its acquisition of Trichome Financial Inc. ("Trichome"); risks related to Trichome's lending operations; a resurgence in cases of COVID-19, which has occurred in certain locations and the possibility of which in other locations remains high and creates ongoing uncertainty that could result in restrictions to contain the virus being re-imposed or imposed on a more strict basis, including restrictions on movement and businesses; the extent to which COVID-19 impacts the global economy; the success of new COVID-19 workplace policies and the ability of people to return to workplaces; the Israeli government deciding to delay or abandon the legalization of adult-use recreational cannabis in Israel; the ability of the Company to comply with applicable government regulations in a highly regulated industry; unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture or use of medical cannabis in Israel, Germany and other foreign jurisdictions in which the Company intends to operate; unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture or use of adult-use recreational cannabis in Canada; engaging in activities considered illegal under United States federal law; risks of product liability and other safety-related liability as a result of usage of the Company's cannabis products; any failure of IMC to maintain "de facto" control over Focus Medical Herbs Ltd. ("Focus Medical") in accordance with IFRS 10; the Company and Focus Medical having to rely on third party cannabis producers to supply Adjupharm and Focus Medical with product to successfully fulfill previously announced sales agreements and purchase commitments; the ability of Adjupharm and Focus Medical to deliver on their respective sales commitments; the risk that regulatory authorities in Israel may view IMC as the deemed owner of more than 5% of Focus Medical in contravention to Israeli rules restricting the ownership of Israeli cannabis cultivators and thereby jeopardizing Focus Medical's cannabis cultivation license; any inability of the Company to comply with and maintain in good standing with the Israeli Ministry of Health and/or the Israeli Medical Cannabis Agency any licenses required to conduct its operations; any unexpected failure of Focus Medical to maintain any of its commercial facilities or land lease agreements; any unexpected failure of Adjupharm to renew its production, wholesale, narcotics handling or import/export licenses, permits, certificates or approvals; any unexpected failure of Focus Medical to renew its cultivation license with the Israeli Ministry of Health on similar or better terms; any failure to obtain the requisite business permits in the State of Israel; inconsistent public opinion and perception regarding the use of cannabis; the Company's ability to maintain or improve the brand position of the IMC brand in relevant cannabis markets; political instability and conflict in the Middle East; adverse market conditions; the ability of the Company to access future financing if needed or on terms acceptable to the Company; the lack of merger and acquisition opportunities; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; crop failures; litigation; interest rate and currency fluctuations; increasing competition; industry consolidation; failure to meet the continued listing requirements of the Nasdaq Capital Market and the Canadian Securities Exchange; and loss of key management and/or employees.

Readers are cautioned to consider these and other factors, uncertainties and potential events carefully and not to put undue reliance on forward-looking information. The forward-looking information contained herein is made as of the date of this press release and is based on the beliefs, estimates, expectations and opinions of management on the date such forward-looking information is made. The Company undertakes no obligation to update or revise any forward-looking information, whether as a result of new information, estimates or opinions, future events or results or otherwise or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

Financial Outlook

The Company and its management believe that the estimated revenues contained in this press release are reasonable as of the date hereof and are based on management's current views, strategies, expectations, assumptions and forecasts, and have been calculated using accounting policies that are generally consistent with the Company's current accounting policies. These estimates are considered future-oriented financial outlooks and financial information (collectively, "FOFI") under applicable securities laws. These estimates and any other FOFI included herein have been approved by management of the Company as of the date hereof. Such FOFI are provided for the purposes of presenting information about management's current expectations and goals relating to the benefits of the Company's and Focus Medical's existing sales agreements, increased sales from the resumption of product shipments to Germany, the inclusion of Trichome operations in the Company's financial results following closing of the Trichome acquisition and the future business of the Company. However, because this information is highly subjective and subject to numerous risks, including the risks discussed above under "Disclaimer for Forward Looking Statements", it should not be relied on as necessarily indicative of future results. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the FOFI prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although management of IMC has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company disclaims any intention or obligation to update or revise any FOFI, whether as a result of new information, future events or otherwise, except as required by securities laws.

Non-IFRS Measures

This press release includes reference to "EBITDA", "Adjusted EBITDA" and "Gross Margin", which are non-International Financial Reporting Standards ("IFRS") financial measures. Non-IFRS measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS, and are therefore unlikely to be comparable to similar measures presented by other companies. The Company defines EBITDA as earnings before interest, tax, depreciation and amortization. EBITDA has no direct, comparable IFRS financial measure. The Company defines adjusted EBITDA as EBITDA adjusted by removing other non-recurring or noncash items, including the unrealized change in fair value of biological assets, realized fair value adjustments on inventory sold in the period, share-based compensation expenses, depreciation of right-of-use assets, revaluation adjustments of financial assets and liabilities measured on a fair value basis and non-recurring transaction costs included in operating expenses. The Company defines gross margin as the difference between revenue and cost of goods sold divided by revenue (expressed as a percentage), prior to the effect of a fair value adjustment for inventory and biological assets. IMC has used or included these non-IFRS measures solely to provide investors with added insight into IMC's financial performance. Readers are cautioned that such non-IFRS measures may not be appropriate for any other purpose. Non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

CONTACTS:

Oren Shuster

CEO, IM Cannabis Corp.

+972-77-3603504

info@imcannabis.com

Caitlin Kasunich

Media Relations - U.S.

+1 212-896-1241

ckasunich@kcsa.com

Gal Wilder

Media Relations - Canada

+1 416-602-4092

gwilder@cohnwolfe.ca

Elizabeth Barker

Investor Relations

+1 212-896-1203

ebarker@kcsa.com